Exhibit 99.94

VERSES

VERSES Names Analog CEO Alex Kipman as Strategic Advisor & Closes US$2M Investment

VANCOUVER, British Columbia, March 18, 2024 -- VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) ("VERSES" or the "Company"), a cognitive computing company developing next-generation intelligent software systems, announces that Alex Kipman, CEO and Founder of Analog AI has joined as a Strategic Advisor.

Mr. Kipman spent over two decades at Microsoft, most recently in the role of Corporate Vice President/Technical Fellow, Mixed Reality and Artificial intelligence. While in this role he created and built several versions of HoloLens, Windows Virtual Reality, Azure Mixed Reality Services, and Microsoft Mesh. In doing so, Mr. Kipman helped shape the go-to-market strategy and curated an ecosystem of partners to manage the system from development, to manufacturing, to distribution. Mr. Kipman specializes in AI, AR/VR and edge computing and is a TED Talk speaker.

Additionally, Mr. Kipman was one of Time Magazine's 100 most influential people in the world in 2011, he was named 2012's Inventor of the Year by Intellectual Property Owners Education Foundation. In 2021 a paper he co-authored received the Longuet-Higgins Prize by the Pattern Analysis and Machine Intelligence (PAMI) Technical Committee at the Conference on Computer Vision and Pattern Recognition for fundamental contributions to computer vision.

Currently, Mr. Kipman is the Founder and CEO of Analog, a new AI company focused on edge computing solutions that seamlessly connect people, places and things through the use of smart sensors and mixed reality devices. Across all sectors, Analog's approach to AI hopes to ensure that technological advancements are not just about efficiency and convenience, but about enriching human experiences and fostering a more connected and mixed world.

"We are excited to engage Alex as an advisor and to leverage his relationships and years of experience," said Gabriel René, founder and CEO of VERSES. "Alex is a renowned strategic leader and a specialist when it comes to edge computing, spatial computing and machine learning who has partnered with nations and corporations to help artificial intelligence, edge computing and the internet of things (IoT) reach their full potential while working towards our shared vision of creating a better, smarter tomorrow."

"I have been impressed with the work from VERSES and I truly believe they are on the frontier of AI," said Alex Kipman CEO and Founder of Analog AI. "Their platform aims to aid in creating intelligence from real time sensor data, which I believe will be the next evolution in pursuit of a connected, smarter world."

The Company previously announced on January 18, 2024, a partnership with Analog to transform Abu Dhabi's urban landscape through smart city projects[1]. This advisory agreement includes smart city projects as well as leveraging strategic relationships across the region.

Separately, the Company also announces that VERSES Technologies, USA, Inc. (the "**Borrower**"), a wholly owned subsidiary of the Company, has accepted an interest free loan in the amount of US$2,000,000 from two arms-length investors for US$1,000,000 each. The loan matures on the earlier of (the "**Maturity Date**"): (i) March 10, 2025; and (ii) the date VERSES completes a *bona fide* transaction or series of transactions with the principal purpose of raising capital, pursuant to which VERSES issues and sells its securities to one or more *bona fide* third parties (the "**Equity Financing**"). On the Maturity Date, the Borrower may elect to repay loan by way of cash, or through the issuance of class A subordinate voting shares in the capital of the Company at a per share price equal to the price of the securities issued in the Equity Financing, subject to the approval of CBOE Canada Inc.

About VERSES

VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius™ can learn, adapt and interact with the world. Key features of Genius™ include generalizability, predictive queries, real-time adaptation and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and X.

About Analog

Analog is born out of the ambition to mix human needs with the sophisticated potential of AI. As we step into this new era of computing, Analog aims to be at the forefront of innovation, crafting technology that amplifies rather than replaces human

skills.

Embodying a philosophy of deep customer empathy, Analog's journey from concept to reality is marked by human-focused innovation, design, and solutions that resonate on a human level. Emphasizing the value of partnership, Analog is committed to working closely with its partners, combining passion and creativity with unique customer insights. Through this collaborative approach, Analog endeavours to deliver custom solutions to tackle challenging global issues in sectors like business, public sector, healthcare, and the environment.

Learn more at Analog.io

On behalf of the Company
Gabriel René, Founder & CEO, VERSES AI Inc.
Press Inquiries: press@verses.ai

Investor Relations Inquiries
U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152
Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

Forward Looking Information

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. These forward-looking statements include, among other things, statements relating to: the goals and benefits of Analog AI, the Company leveraging Mr. Kipman's relationships and years of experience, the Company and Mr. Kipman's shared vision of creating a better, smarter tomorrow, and the Company's platform aiding in the creation of intelligence from real time sensor data.

Such forward-looking statements are based on a number of assumptions of management, including, without limitation, that Analog's approach to AI will ensure that technological advancements are not just about efficiency and convenience, but about enriching human experiences and fostering a more connected and mixed world, crafting technology that amplifies rather than replaces human skills, that Analog AI will remain committed to working closely with its partners, and through this approach will be able to deliver custom solutions to tackle challenging global issues in various sectors, that the Company will be able to successfully leverage Mr. Kipman's relationships and year of experience, that the Company and Mr. Kipman will work towards their shared vision of creating a better, smarter tomorrow, and that the Company's platform may aid in creating intelligence from real time sensor data, which may be the next evolution in the pursuit of a connected, smarter world.

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the risk that the Company will be unsuccessful in leveraging Mr. Kipman's relationships and years of experience, that Analog's approach to AI will not ensure that technological advancements are not just about efficiency and convenience, but about enriching human experiences and fostering a more connected and mixed world, that Analog AI will not continue to aim to be at the forefront of innovation, crafting technology that amplifies rather than replaces human skills, that Analog AI will not remain committed to working closely with its partners, or that through this approach will be unable to deliver custom solutions to tackle challenging global issues in various sectors, that the Company and Mr. Kipman will not work towards their shared vision of creating a better, smarter tomorrow, and that the Company's platform will not aid in creating intelligence from real time sensor data, or that creating intelligence from real time sensor data will not be the next evolution in the pursuit of a connected, smarter world. The forward-looking statements contained in this press release represent management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Neither the Company nor any of its representatives make any representation or warranty, express or implied, as to the accuracy, sufficiency or completeness of the information in this press release. Neither the Company nor any of its representatives shall have any liability whatsoever, under contract, tort, trust or otherwise, to you or any person resulting from the use of the information in this press release by you or any of your representatives or for omissions from the information in this press release.

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[1] https://www.verses.ai/press-2/verses-and-analog-to-partner-to-develop-smart-city-infrastructure-in-uae